

Mail Stop 3561

January 31, 2018

Jack A. Scott
Chief Executive Officer
Spindle Inc.
1201 S. Alma School Rd., Suite 12500
Mesa, Arizona 85210

> **Re: Spindle Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response Dated January 30, 2018**
> **File No. 0-55151**

Dear Mr. Scott:

We have reviewed your January 30, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2017 letter.

Exhibit Index

1. You did not respond to comment one in our letter dated December 18, 2017. As such we reissue our previous comment. We reviewed your revised response to comment 4 in our letter dated October 19, 2017. Reference is made to Item 9(a)(3) of Form S-8 filed June 6, 2014 which states that you undertake to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. Please file a post-effective amendment which deregisters all securities remaining unsold at the termination of the offering. Refer to Question 126.38 in Compliance and Disclosure Interpretations of Securities Act Forms for guidance as to what should be included in the post-effective amendment.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products